

Help shape the next chapter of One Golden Thread

Become an equity owner in a community-led regenerative apparel company.



A Letter to the One Golden Thread Community

Jeff Scult, Founder & CEO

One Golden Thread began with a simple knowing: that people were craving more than just a clothing brand. They were craving genuine connection—connection to oneself, to one another, and to nature itself.

What's unfolded since has felt less like a brand and more like a movement. Today, almost 41,000 of you are aligned with our mission to look good, feel good, and do good in the world. We're deeply proud of the way this community moves—how we meet the world, how we connect with others, and how we regenerate the planet we are part of - now having planted nearly 200,000 trees.

Which brings us to an invitation we're excited to share: For the first time, we're opening a community-led investment round.

This is an opportunity to make a personal equity investment in One Golden Thread—becoming an owner and a voice in the company and sharing in its long-term value.

Today, One Golden Thread is a profitable Public Benefit Company with a strong foundation. We've 30x'ed over the past five years, we've been three times written up in Forbes, and have been lauded by Esquire as the world's most stylish threads, and named "the world's greatest travel clothes" by a leading travel blog. The trend is our friend.

As we look ahead, it feels right to open the next chapter with the community that helped shape this from the beginning. We see this not simply as capital, but as alignment.

For now, we're simply gathering names from those who'd like to learn more. We're targeting the round to be live in early March. This is an exploratory step to let us know your interest, and we'll send you more information as we progress.

With gratitude and excitement for what's ahead,

Here we grow.

Jeff



If you're interested in being part of this—or simply want to stay in the loop—drop your email below. We'll share updates as things take shape and invite you into the conversation along the way.
No pressure. No obligation. Just staying connected.

Name
Email address

How might you want to participate? (optional — select any that apply)

- ☐ $100–$500
- ☐ $500–$2,500
- ☐ $2,500–$10,000
- ☐ $10,000–$50,000
- ☐ $50,000+ (potential lead)
- ☐ $108,000+ (definitive lead)

Submit

We'll only use this to share updates about the community investment and the future of One Golden Thread. No spam, ever.

This page is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities.

LETTER TEXT

A Letter to the One Golden Thread Community

Jeff Scult, Founder & CEO

One Golden Thread began with a simple knowing: that people were craving more than just a clothing brand. They were craving genuine connection—connection to oneself, to one another, and to nature itself.

What's unfolded since has felt less like a brand and more like a movement. Today, almost 41,000 of you are aligned with our mission to look good, feel good, and do good in the world. We're deeply proud of the way this community moves—how we meet the world, how we connect with others, and how we regenerate the planet we are part of - now having planted nearly 200,000 trees.

Which brings us to an invitation we're excited to share: For the first time, we're opening a community-led investment round.

This is an opportunity to make a personal equity investment in One Golden Thread—becoming an owner and a voice in the company and sharing in its long-term value.

Today, One Golden Thread is a profitable Public Benefit Company with a strong foundation. We've 30x'ed over the past five years, we've been three times written up in Forbes, and have been lauded by Esquire as the world's most stylish threads, and named "the world's greatest travel clothes" by a leading travel blog. The trend is our friend.

As we look ahead, it feels right to open the next chapter with the community that helped shape this from the beginning. We see this not simply as capital, but as alignment.

For now, we're simply gathering names from those who'd like to learn more. We're targeting the round to be live in early March. This is an exploratory step to let us know your interest, and we'll send you more information as we progress.

With gratitude and excitement for what's ahead,

Here we grow.

Jeff

CALL TO ACTION FORM

If you're interested in being part of this—or simply want to stay in the loop—drop your email below.
We'll share updates as things take shape and invite you into the conversation along the way.

No pressure. No obligation. Just staying connected.

Name

Email address

How might you want to participate? (optional — select any that apply)

$100–$500

$500–$2,500

$2,500–$10,000

$10,000–$50,000

$50,000+ (potential lead)

$108,000+ (definitive lead)

Submit

We'll only use this to share updates about the community investment and the future of One Golden Thread. No spam, ever.

This page is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities.